SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

TOWER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

891769101
(CUSIP Number)

      December 31, 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
X	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jerome F. Henry, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Indiana, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 276,206
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 276,206
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,206
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.83%
12		TYPE OF REPORTING PERSON Individual

Item 1(a).	Name of Issuer:
Tower Financial Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
116 East Berry Street
Fort Wayne, IN 46802

Item 2(a).	Name of Persons Filing
Jerome F. Henry, Jr.

Item 2(b).	Address of Principal Business Office
323 East Berry Street
Fort Wayne, IN 46802

Item 2(c).	Citizenship
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock, No Par Value

Item 2(e).	CUSIP Number:
891769101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act

(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐ Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:
276,206

(b)	Percent of class:
5.83%

c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 276,206

(ii)	Shared power to vote or direct the vote: 276,206

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose of or direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of a Group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2013

By:	/s/ Jerome F. Henry, Jr.
Jerome F. Henry, Jr.